FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Dividends. Payment Schedule

Dividends payment 2026. Installment 1 of 3

Ciudad Autónoma de Buenos Aires, May 26, 2026

Messrs.

Argentine Securities and Exchange Commission

RE: Relevant Event. Dividends. Payment Schedule.

Dear Sirs,

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 28, 2026, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority (“BCRA”) obtained on May 15, 2026 and the Board of Directors meeting held on today´s date, the payment of a cash dividend was approved in the amount of AR$ 69,011,025,123. The dividends will be paid out in 3 equal, monthly, and non-cumulative installments in accordance with the schedule detailed below:

YEAR 2026
Installment Nro.	Record date	Payment date	Argentine Pesos AR$
1	June 8 th	June 11 th	$ 23,003,675,041
2	July 1 st	July 6 th	$ 23,003,675,041
3	August 3 rd	August 6 th	$ 23,003,675,041
(1)	The amounts of each instalment correspond to 3754.41 % of the share capital amounting to $ 612,710,079.

The corresponding notice of payment shall be issued each time the dividend is made available, and shall again include: i) the amount to be made available to shareholders; ii) the amount per share; and iii) whether the dividend payable is subject to some form of withholding tax.

Likewise, on the same date, the notice corresponding to the payment of the dividend regarding Installment No. 1 is published.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Ciudad Autónoma de Buenos Aires, May 26, 2026

Dividends Payment. Installment 1 of 3.

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 28, 2026, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority (“BCRA”) obtained on May 15, 2026 and the Board of Directors meeting held on today´s date, the payment of Installment 1 of the cash dividend will be made in the amount of $23,003,675,041 (that is $37.5441433549 per share, representing 3754.4143354952% of the capital stock of $612,710,079) to its shareholders to its existing shareholders in the Bank’s share register as of June 8, 2026 ("Record Date") from June 11, 2026 ("Payment-Date"),

General terms and conditions of dividend payment

Payment date: 11 de junio de 2026.

Record Date: 8 de junio de 2026.

Payment in Pesos will be made available from the indicated date, through Caja de Valores S.A located at 25 de Mayo 362, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 3:00 p.m., where they must comply with the required procedures and the settlements will be carried out in accordance with the regulatory deadlines.

It is expressly established that the share holdings of the Shareholders registered on the record date of each installment will be the only ones taken into account for the purposes of paying the declared dividend.

American Depositary Shares (ADS)

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the record date and/or payment dates may differ from those reported here.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Tax withholdings

The following shall be deducted from the dividend distribution, where applicable: i) any amounts timely paid by the Bank in its capacity as Substitute Responsible Party (Responsable Sustituto) for the Personal Property Tax corresponding to the 2025 period for those Shareholders subject to said tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following Article 25 of Law No. 23,966; and ii) the 7% withholding tax established under Article 97 of the Income Tax Law, text ordered in 2019

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: May 26, 2026	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer